Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2008 Q1 Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2008 Q1 Results conference call can be accessed via webcast on April 30, 2008 at 2 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial

1-604-638-5340, at approximately 1:50 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at

1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES 2008 FIRST QUARTER RESULTS

TORONTO, April 30, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced its results for the first quarter ended March 31, 2008.

Cash Flow From Operations

Cash flow from operations for the first quarter totalled $443 million ($0.72 per share). This compares to $406 million ($0.67 per share) in the 2007 quarter excluding a security disposition gain of $165 million or $571 million ($0.93 per share) including the gain. Excluding this item, operating cash flows increased by 7% quarter-over-quarter on a per share basis as substantial growth in our power generation and commercial office platforms more than offset a lower contribution from our residential operations and an increased amount of capital deployed in development activities that will not contribute meaningfully to reported cash flows until completed.

	Three months ended March 31
US$ millions (except per share amounts)	2008	2007
Cash flow from operations	$443	$571
– per share(1)	0.72	0.93
Excluding security disposition gain	$443	$406
– per share(1)	0.72	0.67
(1)  Adjusted to reflect three-for-two stock split on June 1, 2007

“During the quarter we launched a number of new initiatives to expand both our operating platforms and our asset management activities,” said Bruce Flatt, Managing Partner of Brookfield Asset Management.  “We are also focussing on organically growing our operations, integrating recent initiatives and advancing a number of key projects. The underlying fundamentals of our businesses remain strong, with a few small exceptions and, we are confident of our ability to execute our business strategy and to continue to meet our long-term cash flow growth objectives.”

Net Income
Net income was $197 million in the first quarter of 2008 compared with $195 million on the same basis last year.

Net income, in the current quarter also reflected additional depreciation and amortization recorded on assets purchased since the first quarter of 2007. In the company’s view, these assets should generate increasing cash flows over an extended period of time due to their high quality, long life and value appreciation potential. As a result, we believe that the depreciation and amortization being recorded is far greater than the expenditures required to maintain the assets.

	Three months ended March 31
US$ millions (except per share amounts)	2008	2007
Net income
– total	$197	$195
– per share(1)	$0.31	$0.31
(1) Adjusted to reflect three-for-two stock split on June 1, 2007

Dividend Declaration
The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on August 31, 2008, to shareholders of record as at the close of business on August 1, 2008. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Financial Information for the three months ended March 31, 2008 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

Basis of Presentation of Financial Results
This press release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, future income taxes and other items as described as such in the consolidated statement of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income with the financial information accompanying this press release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $95 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

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Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on Edgar and Sedar and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual report and quarterly disclosures can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Contact:
Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “expand”,  “growing”, “integrating”, “advancing”, “execute”, “continue”,  “should,” “believe”, deviations thereof, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward looking statements in this press release include statements in regards to organically growing our operations, integrating recent initiatives, advancing key projects, our ability to execute our business strategy and to continue to meet our long-term cash flow growth objectives, the ability of assets purchased since the first quarter of 2007 to generate increasing cash flows over an extended period of time and the value appreciation potential. Although Brookfield Asset Management believes that the company’s anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended March 31
US$ millions, except per share amounts	2008	2007
Fees earned	$114	$132
Revenues less direct operating costs
Commercial properties(1)	452	388
Power generation	251	188
Infrastructure	48	89
Development and other properties	64	146
Specialty funds	104	62
Investment and other income	287	299
	1,320	1,304
Expenses
Interest	527	398
Other operating costs	165	110
Current income taxes	17	20
Non-controlling interests	168	205
	$443	$571
Cash flow from operations per common share(2)
Diluted	$0.72	$0.93
Diluted – excluding security disposition gain	$0.72	$0.67
(1)
Commercial properties includes $31 million (2007 ─ $nil) of dividend income from Canary Wharf Group which is included in “Investment    and Other Income” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP

(2)	Adjusted to reflect three-for-two stock split on June 1, 2007

  Notes

  Cash flow from operations is reconciled to net income before other items on page 6 of this press release as follows:

(Unaudited)	Three months ended March 31
US$ millions	2008	2007
Net income excluding other items (see page 6)	$437	$401
Dividends from equity accounted investments(1)	6	5
Gain on sale of exchangeable debentures(1)	-	165
Cash flow from operations (per above)	$443	$571
(1)       Included in “Investment and Other Income” in the Statements of Cash Flow from Operations

The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with management’s discussion and analysis and differ from the company’s consolidated financial statements presented in its interim report, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the following consolidated statements of income and including dividends from investments and the gain on the sale of an exchangeable debenture investment. The exchangeable debenture gain would have been included in income prior to the implementation of recent accounting requirements but, as a result of transitional provision, has been recorded in shareholders’ equity.

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CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31	December 31
US$ millions	2008	2007
Assets
Cash and cash equivalents	$1,567	$1,561
Financial assets	1,470	1,529
Operating assets
Securities	1,714	1,646
Loans and notes receivable	2,431	909
Property, plant and equipment
Commercial properties	21,049	21,166
Power generating	5,122	5,137
Infrastructure	3,020	3,046
Development and other properties	8,525	7,573
Other plant and equipment	1,002	1,050
Investments	1,033	1,352
Goodwill	1,728	1,528
Accounts receivable and other	9,164	9,100
	$57,825	$55,597
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$2,428	$2,048
Non-recourse borrowings
Property specific mortgages	21,858	21,644
Other debt of subsidiaries	7,976	7,463
Accounts payable and other liabilities	11,543	11,102
Capital securities	1,531	1,570
Non-controlling interests of others in assets	5,479	4,256
Preferred equity	870	870
Common equity	6,140	6,644
	$57,825	$55,597

Note

Investment in Canary Wharf Group included in “Commercial Properties” with a carried value of $182 million (2007 ─ $182 million) is included in “Securities” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

5| Brookfield Asset Management Inc. – 2008 Q1 Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended March 31
US$ millions, except per share amounts	2008	2007
Total revenues	$3,210	$1,841

Fees earned	$114	$132
Revenues less direct operating costs
Commercial properties(1)	452	388
Power generation	251	188
Infrastructure	48	89
Development and other properties	64	146
Specialty funds	104	62
Investment and other income	281	129
	1,314	1,134
Expenses
Interest	527	398
Other operating costs	165	110
Current income taxes	17	20
Non-controlling interests	168	205
	437	401
Other items
Depreciation and amortization	(314)	(223)
Equity accounted losses from investments	(13)	(39)
Other	(63)	5
Future income taxes	18	(65)
Non-controlling interests in the foregoing items	132	116
Net income	$197	$195
Net income per common share(2)
Diluted	$0.31	$0.31
Basic	$0.32	$0.32
(1)
Commercial properties includes $31 million (2007 ─ $nil) of dividend income from Canary Wharf Group which is included in “Investment and Other Income” in the company’s consolidated financial statements, which are  prepared in accordance with Canadian GAAP

(2	Adjusted to reflect three-for-two stock split on June 1, 2007

  Note

The consolidated statements of income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

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